Issuer Free Writing Prospectus, dated May 6, 2024

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-278743

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$700,000,000 7.875% Senior Notes due 2032

May 6, 2024

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation
Title of Securities:	7.875% Senior Notes due 2032
Aggregate Principal Amount:	$700,000,000 (upsized from $500,000,000)
Final Maturity Date:	May 15, 2032
Issue Price:	100.000%, plus accrued interest, if any, from May 9, 2024
Interest Rate:	7.875%
Yield to Maturity:	7.875%
Interest Payment Dates:	May 15 and November 15, beginning on November 15, 2024
Interest Record Dates:	May 1 and November 1
Gross Proceeds:	$700,000,000
Optional Redemption:	Make-whole call at T+50 until May 15, 2027
On or after May 15, 2027 at the prices set forth below for the twelve-month period beginning on May 15 of the years indicated below, plus accrued and unpaid interest:

Year	Percentage
2027	103.938%
2028	101.969%
2029 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.875% prior to May 15, 2027
Joint Book-Running Managers:

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Capital One Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Co-manager:	Comerica Securities, Inc.
Trade Date:	May 6, 2024
Settlement Date:	May 9, 2024 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185LAQ5 ISIN: US37185LAQ59
Changes to Preliminary Prospectus Supplement	At March 31, 2024, on a pro forma basis after giving effect to the application of the net proceeds of this offering as described herein, we would have had approximately $3.5072 billion of total indebtedness (excluding $4.5 million in respect of outstanding letters of credit), approximately $46.6 million of which (excluding $4.5 million in respect of outstanding letters of credit) would be secured indebtedness to which the notes would be effectively junior (to the extent of the value of the collateral securing such indebtedness), and we would have had approximately $798.9 million of borrowing capacity available under our $850 million senior secured credit facility, subject to compliance with financial covenants, for additional secured borrowings, which would be effectively senior to the notes. In the pro forma column under “Capitalization” at page S-23, the amount of cash and cash equivalents is $7 million, the revolving credit facility is $46.6 million, the amount of the 2032 Notes offered hereby is $700 million, the amount of total long-term debt is $3.5072 billion and the total capitalization is $5.2336 billion. Our net proceeds from the offering are approximately $687.8 million.

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 6, 2024. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.